SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on July 30, 2009, drawn up in summary form.

1.	Date, time and venue: On July 30, 2009, starting at 9:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.  The absence of Messrs. Roberto Moses Thompson Motta and Vicente Falconi Campos was justified.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase. To approve a capital increase in the amount of R$2,569,538.57 (two million five hundred and sixty-nine thousand five hundred and thirty-eight reais and fifty seven cents), without the issuance of new shares and in the limit of the authorized share capital, as stablished on section 9 of the By-Laws, by means of the capitalization of the tax incentive reserve account – Reinvestment of Income Tax, being the amount of R$641,216.75 (six hundred and forty-one thousand two hundred and sixteen reais and seventy-five cents), from resources of SUDAM of the fiscal year of 2004 and the amount of R$1,928,321.82 (one million nine hundred and twenty-eight thousand three hundred and twenty-one reais and eighty-two cents) from resources of SUDENE of the fiscal year of 2006.

4.2. Cancelation of Shares. To approve the cancelation of the 24,084 (twenty-four thousand and eighty-four) preferred shares, without voting rights, with the subscription price of R$ 91.86 (ninety-one reais and eighty-six cents), issued for subscription by Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) at the Board meeting held on October 9, 2008, taking into consideration the fact that the process for payment of the respective resources in the amount of R$ 2,212,448.00 (two million two hundred and twelve thousand four hundred and forty-eight reais) has not yet been concluded.  The Management of the Company is still working to get the necessary approval of the Ministry of National Integration to allow those resources to be paid to the Company.

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4.3. Issuance of Shares – FINOR.  Pursuant to article 9 of the Company’s By-laws, to approve the issuance of 144,436 (one hundred and forty-four thousand four hundred and thirty-six) preferred shares at the subscription price of R$ 131.92 (one hundred and thirty-one reais and ninety-two cents), representing a total subscription of R$ 19,053,997.12 (nineteen million fifty-three thousand nine hundred and ninety-seven reais and twelve cents), to be subscribed by Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) in accordance with article 9 of Law 8,167, of January 16, 1991, to be fully paid-up in cash, as set forth in the attached subscription form, through a deposit of the aforementioned amount at Banco do Nordeste do Brasil S/A’s branch in the city of Aracaju, State of Sergipe, to the benefit of the Company.

4.3.1.  The shares hereby issued shall be entitled to receive dividends declared by the Company as from the date of their effective subscription.

4.3.2.  The issuance of shares hereby approved shall not give rise to preemptive rights to shareholders, pursuant to the sole paragraph of article 172 of Law 6,404/76 and to the sole paragraph of article 9 of the By-laws.

4.4. Capital Stock. As a result of the resolutions above, to ratify that the capital stock of the Company is now of R$6,832,077,529.70, divided into 616,987,983 shares, being 346,594,572 common shares and 270,393,411 preferred shares.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, July 30, 2009.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Herbster Gusmão

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer